UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY

OF MANAGEMENT INVESTMENT COMPANIES

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-10587				November 3, 2003

2. State Identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in registration statement:

MCG Capital Corporation

4. Address of principal executive office (number, street, city, state, zip code):

1100 Wilson Boulevard, Suite 3000, Arlington, VA 22209

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940

November 3, 2003

Ernst & Young, LLP

8484 Westpark Drive

McLean, VA 22102

To Whom It May Concern:

We, as members of management of MCG Capital Corporation (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of November 3, 2003, and from July 17, 2003 through November 3, 2003

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 3, 2003, and from July 17, 2003 through November 3, 2003, with respect to securities reflected in the investment account of the Company.

MCG Capital Corporation

By:

/s/ Bryan J. Mitchell

Bryan J. Mitchell Chief Executive Officer

/s/ Steven F. Tunney
Steven F. Tunney
President and Chief Operating Officer

/s/ Janet C. Perlowski
Janet C. Perlowski
Chief Financial Officer

Report of Independent Accountants

To the Board of Directors of

MCG Capital Corporation

We have examined management’s assertion, included in the accompanying Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940, that MCG Capital Corporation (the “Company”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of November 3, 2003. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 3, 2003, and with respect to agreement of security purchases and sales, for the period from July 17, 2003, through November 3, 2003:

•	Count and inspection of all securities located in the vault of the Company in Arlington, VA, without prior notice to management;

•	Confirmation of all securities held by institutions in book entry form by Riggs Bank N.A. and Wells Fargo Bank Minnesota;

•	Reconciliation of all such securities to the books and records of the Company and the Custodian;

•	Agreement of no security purchases or maturities and one security sale during the period from July 17, 2003 through November 3, 2003 from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that MCG Capital Corporation complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of November 3, 2003, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of MCG Capital Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/    Ernst & Young LLP

McLean, Virginia

November 3, 2003